April 1, 2024

VIA EDGAR AND E-MAIL

Ms. Ellie Quarles

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 175 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Ms. Quarles:

On behalf of EQ Advisors Trust (the “Trust”), set forth below are the Trust’s responses to the comments that you provided by telephone on March 22, 2024, concerning Post-Effective Amendment No. 175 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to EQ/JPMorgan Growth Stock Portfolio (formerly known as EQ/T. Rowe Price Growth Stock Portfolio) and EQ/Large Cap Growth Managed Volatility Portfolio. The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms used herein have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.

Comment: We remind you that the Portfolios and their management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action, or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosure. Please file your responses to the Staff’s comments on EDGAR at least five days in advance of the effective date of the filing, and please also send me notice by email.

Response: The Trust will apply any revisions made in response to the Staff’s comments to disclosures throughout the registration statement, to the extent applicable. The Trust confirms that it will file its responses to the Staff’s comments on EDGAR at least five days in advance of the effective date of the filing. The Trust further confirms that it will send you notice by email.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

U.S. Securities and Exchange Commission

April 1, 2024

b.

Comment: Please supplementally provide a completed fee table and expense example for each Portfolio. If acquired fund fees and expenses (“AFFE”) are expected to exceed one basis point, please include a separate line item in the fee table.

Response: The completed fee table and expense example for each Portfolio are attached to this letter as Appendix A. The Trust confirms that AFFE are not expected to exceed one basis point for the EQ/JPMorgan Growth Stock Portfolio and, accordingly, any such amounts are included in the “Other Expenses” line item in its fee table. The Trust confirms that AFFE are expected to exceed one basis point for the EQ/Large Cap Growth Managed Volatility Portfolio and, accordingly, its fee table includes a separate “Acquired Fund Fees and Expenses” line item.

2.	EQ/JPMorgan Growth Stock Portfolio (Summary Prospectus)

a.

Comment: The principal investment strategy indicates that the Portfolio typically invests in companies within the universe of the Russell 1000® Growth Index. Please advise us whether the Portfolio’s principal investments will continue to include securities of foreign companies; if so, please provide disclosure in response to Items 4 and 9 of Form N-1A and provide related risk disclosure. To the extent the Portfolio will have principal investments in emerging markets or China, please provide related risk disclosure. Please advise us whether the Portfolio will continue to invest in other types of equity securities such as preferred stocks or warrants as principal investments; if so, please provide disclosure in response to Items 4 and 9 and provide related risk disclosure.

Response: The Trust notes that, pursuant to the principal investment strategy implemented by the Portfolio’s new investment sub-adviser, the Portfolio “typically invests in large, well-established companies with market capitalizations equal to those within the universe of the Russell 1000® Growth Index at the time of purchase.” The Portfolio does not limit its investments to the securities of companies included in the Russell 1000® Growth Index.

The Portfolio’s principal investment strategy changed in connection with the change in sub-adviser. The Portfolio no longer invests in foreign (including emerging market) securities as a principal strategy. The Portfolio does not invest in China as a principal strategy. The Portfolio no longer invests in preferred stocks or warrants as a principal strategy. Accordingly, corresponding risks are not principal risks of the Portfolio.

b.

Comment: Please advise us why the Portfolio no longer includes information technology sector risk disclosure. We note that the Portfolio had over 40% of its investments in the information technology sector as of 12/31/23. Please also advise us how this is consistent with the Portfolio’s policy not to concentrate. Similarly, please advise us why the Portfolio no longer includes emerging markets risk, currency risk, IPO risk, or special situations risk disclosures.

Response: The Trust has expanded the “Sector Risk” disclosure in the Portfolio’s summary prospectus to include the following sub-risk factor:

Information Technology Sector Risk — Risks associated with investing in the information technology sector include the intense competition to which information technology companies may be subject; the dramatic and often unpredictable changes in growth rates and competition for qualified personnel among information technology companies; effects on profitability from being

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heavily dependent on patent and intellectual property rights and the loss or impairment of those rights; rapid product obsolescence due to technological developments and frequent new product introduction; and increased government and regulatory scrutiny.

The Portfolio does not intend to concentrate in securities of issuers in a particular industry or group of industries within the information technology sector (or any other sector).

The Portfolio no longer invests in foreign (including emerging market) securities, IPOs, or special situations as a principal strategy and, accordingly, it is no longer subject to emerging markets risk, currency risk, IPO risk, or special situations risk as principal risks.

c.

Comment: We note that the lower end of the Russell 1000 Growth Index includes securities with market caps of less than $1 billion. To the extent that mid-cap companies will be a principal investment, consider whether the Portfolio should include related risk disclosure.

Response: The Portfolio does not invest in securities of mid-cap companies as a principal investment strategy and, accordingly, does not consider mid-cap company risk to be a principal risk.

3.	EQ/Large Cap Growth Managed Volatility Portfolio (Summary Prospectus)

a.

Comment: Sector Risk – Please disclose any sectors in which the Portfolio has significant holdings such as the information technology sector. We note that the Portfolio had 26% of its holdings in the information technology sector as of 12/31/23.

Response: The Trust has expanded the “Sector Risk” disclosure in the Portfolio’s summary prospectus to include the following sub-risk factor:

Information Technology Sector Risk – Risks associated with investing in the information technology sector include the intense competition to which information technology companies may be subject; the dramatic and often unpredictable changes in growth rates and competition for qualified personnel among information technology companies; effects on profitability from being heavily dependent on patent and intellectual property rights and the loss or impairment of those rights; rapid product obsolescence due to technological developments and frequent new product introduction; and increased government and regulatory scrutiny.

b.

Comment: ETFs Risk – Please revise this disclosure to more clearly state that when investing in underlying funds, the Portfolio will pay a proportional share of the fees and expenses of the underlying funds in which it invests in addition to incurring its own fees and expenses and, as a result, shareholders will be subject to two layers of fees and expenses with respect to investments in the Portfolio. (See also comment 4.g. below.)

Response: The Trust has revised the disclosure, in relevant part, to read as follows:

ETFs Risk — ~~The Portfolio’s shareholders will indirectly bear fees and expenses paid by the ETFs in which it invests, in addition to the Portfolio’s direct fees and expenses.~~ When the Portfolio invests in an ETF, it will indirectly bear its

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proportionate share of the fees and expenses incurred by the ETF. These fees and expenses are in addition to the advisory fees and other expenses that the Portfolio and its shareholders bear directly in connection with the Portfolio’s own operations. As a result, the Portfolio’s shareholders will be subject to two layers of fees and expenses with respect to investments in the Portfolio. The cost of investing in the Portfolio, therefore, may be higher than the cost of investing in a mutual fund that invests directly in individual stocks and bonds….

c.	Comment: Emerging Markets Risk – If the Portfolio will have principal investments in China, please discuss in response to Items 4 and 9 of Form N-1A and disclose the related risks.

Response: The Portfolio will not have principal investments in China.

d.

Comment: Short Position Risk – Regarding the sentence that begins “[s]hort sales, at least theoretically, present a risk of unlimited loss on an individual security basis…,” we would propose that you delete the words “at least theoretically”.

Response: The Trust has made the requested change (i.e., “[s]hort sales~~, at least theoretically,~~ present a risk of unlimited loss on an individual security basis….”).

4.	Statutory Prospectus

a.

Comment: As required by Item 9(b)(1) of Form N-1A, please describe each Portfolio’s principal investment strategies in this section. The Item 4 requirement to provide a summary of the Item 9 disclosure has not been met, as this disclosure does not expand on what is provided in Item 4. (See the June 2014 guidance regarding mutual fund enhanced disclosure.)

Response: The Trust notes that, as required by Item 4 of Form N-1A, each Portfolio’s summary prospectus describes the Portfolio’s principal investment strategy. Additional information associated with each Portfolio’s principal investment strategy is described within the statutory prospectus. The “Additional Information about the Investment Strategies” section of the statutory prospectus affirms that each Portfolio’s principal strategies are discussed in its summary prospectus and provides additional information regarding the principal investment strategies. General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy in response to Item 9(b). Accordingly, the Trust submits that no revisions are necessary.

b.

Comment: Under the heading “80% Policies” in the section titled “More information on strategies, risks and benchmarks,” please provide each Portfolio’s 80% policy in response to Item 9 of Form N-1A instead of providing a cross reference to the disclosure provided in response to Item 4.

Response: The section titled “More information on strategies, risks and benchmarks” discloses that “[e]ach of the…Portfolios has a policy that it will invest at least 80% of its net assets, plus borrowings for investment purposes, in a particular type of investment connoted by its name, as described in the section of the Prospectus entitled ‘About the Investment Portfolios.’” The section of the Prospectus entitled “About the Investment Portfolios” includes information in response to

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Items 2 through 8 of Form N-1A. Because General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus,” the Trust submits that each Portfolio’s 80% policy disclosed in response to Item 4 need not be disclosed again in response to Item 9(b). Accordingly, the Trust respectfully declines to make this revision.

c.

Comment: Regarding the discussion under the heading “80% Policies” in the section titled “More information on strategies, risks and benchmarks,” the Staff notes the following disclosure: “As applicable, to the extent a Portfolio invests in securities of other investment companies or investment vehicles (such as exchange-traded funds), it takes into consideration the investment policies of such investment companies and investment vehicles at the time of investment in determining compliance with its 80% policy.” Please disclose which Portfolios have investments in investment companies or investment vehicles.

Response: The Trust notes that, as required by Item 4 of Form N-1A, each Portfolio’s summary prospectus describes the Portfolio’s principal investment strategy, which, in the case of the EQ/Large Cap Growth Managed Volatility Portfolio (the “Large Cap Portfolio”), includes principal investments in ETFs. (The EQ/JPMorgan Growth Stock Portfolio (the “Growth Stock Portfolio”) does not have principal investments in ETFs.) Additional information associated with the Large Cap Portfolio’s principal investments in ETFs is described within the statutory prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the Large Cap Portfolio’s principal investments in ETFs disclosed in response to Item 4 need not be identified again as principal investments in response to Item 9(b). Accordingly, the Trust submits that no revisions are necessary.

d.	Comment: Additional Information about the Investment Strategies – Please clarify whether this additional information describes non-principal investment strategies.

Response: The section titled “Additional Information about the Investment Strategies” discloses that “[t]he following provides additional information regarding the principal investment strategies discussed in the “About the Portfolios — Investments, Risks, and Performance — Principal Investment Strategy” section for each Portfolio, and information regarding additional investment strategies that a Portfolio may employ. The Trust believes that the disclosure is appropriate and sufficient and respectfully submits that no revisions are necessary.

e.

Comment: Derivatives Risk – The Staff notes the following sentence: “A derivative instrument is generally an investment contract the value of which depends upon (or is derived from), in whole or in part, the value of an underlying asset, reference rate, index or event (e.g., stocks, bonds, commodities, currencies, interest rates and market indexes).” Please clarify whether the Portfolios will be investing in derivatives relating to these underlying assets.

Response: The Trust notes that, as required by Item 4 of Form N-1A, each Portfolio’s summary prospectus describes the Portfolio’s principal investment strategy, which, in the case of the Large Cap Portfolio, includes principal investments in exchange-traded futures and options contracts on securities indexes. (The Growth Stock Portfolio does not have principal investments in derivatives.) Additional information associated with the Large Cap Portfolio’s principal investments in these derivative instruments is described within the statutory prospectus. General

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Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the Large Cap Portfolio’s principal investments in exchange-traded futures and options contracts on securities indexes disclosed in response to Item 4 need not be identified again as principal investments in response to Item 9(b). Accordingly, the Trust submits that no revisions are necessary.

f.	Comment: Derivatives Risk – In the discussion of limited derivatives users, please clarify whether each of the Portfolios is or is not a limited derivatives user.

Response: The Trust supplementally confirms that the Growth Stock Portfolio currently qualifies for the “limited derivatives user” exception under Rule 18f-4, whereas the Large Cap Portfolio currently is classified as a “full derivatives user” for purposes of the rule. The Trust respectfully submits that it is not aware of any requirement in Form N-1A or Rule 18f-4 to include such disclosure in the prospectus or the SAI. The Trust believes that the existing disclosure is consistent with the requirements of Form N-1A and respectfully declines to make any disclosure changes in response to this comment.

g.

Comment: ETFs Risk – Please revise this disclosure to more clearly state that when investing in underlying funds, the portfolio will pay a proportional share of the fees and expenses of the underlying funds in which it invests in addition to incurring its own fees and expenses and, as a result, shareholders will be subject to two layers of fees and expenses with respect to investments in the portfolio. (See also comment 3.b. above.)

Response: The Trust has revised the disclosure, in relevant part, to read as follows:

Exchange-Traded Funds Risk — ~~A Portfolio’s shareholders will indirectly bear fees and expenses paid by the ETFs in which it invests, in addition to the Portfolio’s direct fees and expenses.~~ When a Portfolio invests in an ETF, it will indirectly bear its proportionate share of the fees and expenses incurred by the ETF. These fees and expenses are in addition to the advisory fees and other expenses that a Portfolio and its shareholders bear directly in connection with the Portfolio’s own operations. As a result, a Portfolio’s shareholders will be subject to two layers of fees and expenses with respect to investments in the Portfolio. The cost of investing in a Portfolio, therefore, may be higher than the cost of investing in a mutual fund that invests directly in individual stocks and bonds….

h.	Comment: Additional Information about Risks – Please state that these risks are non-principal risks or move them to the SAI. (See the June 2014 guidance regarding mutual fund enhanced disclosure.)

Response: The section titled “Additional Information about Risks” discloses that “[a]dditional information that may be associated with a Portfolio’s principal risks but that may not be principal to a Portfolio’s investment strategies follows.” The Trust believes that the disclosure is appropriate and sufficient and respectfully submits that no revisions are necessary.

5.	Statement of Additional Information

a.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Portfolios’ Fundamental Restrictions” (on page 10 of the SAI), the Staff notes the following disclosure: “Each Portfolio may invest in securities of other investment

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companies or investment vehicles that may concentrate their assets in one or more industries. Each Portfolio may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental restriction.” The Staff would propose that you change the explanatory note to state that “Each Portfolio will consider the investments of such investment companies and investment vehicles in determining compliance with the fundamental restriction.”

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Portfolio’s industry concentration limit. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

b.

Comment: Other Information - Derivative and Direct Actions – Please provide disclosure in the prospectus regarding limitations on derivative and direct actions and include a federal securities law carve out with respect to the following provisions:

•	The Declaration of Trust provides that, prior to bringing a derivative action, a demand by no fewer than three unaffiliated and unrelated shareholders must first be made on the Trustees.

•

The Declaration of Trust also requires that, in order to bring a derivative action, the complaining shareholders must be joined in their request by shareholders representing, at the time of the alleged wrongdoing, at the time of demand, and at the time the action is commenced, at least 5% of all shares issued or outstanding, or of the Portfolios or classes to which such action relates if it does not relate to all Portfolios and classes.

•

The Declaration of Trust further provides that the Trustees … may require an undertaking by the shareholders making a request to reimburse the Trust or the applicable Portfolios for the expense of any such advisors in the event that the Trustees determine not to bring the derivative action.

•

The Declaration of Trust provides that no shareholder may bring a direct action claiming injury as a shareholder of any Portfolio or class thereof unless the shareholder has suffered an injury distinct from that suffered by shareholders of the Portfolio or class, generally. A shareholder bringing a direct claim must be a shareholder of the Portfolio or class against which the direct action is brought at the time of the injury complained of, or acquired the shares afterwards by operation of law from a person who was a shareholder at that time.

The Declaration of Trust also requires that direct or derivative actions by shareholders against the Trust be brought only in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware (the “Exclusive Jurisdictions”), and that shareholders irrevocably consent to the jurisdiction of such courts and irrevocably waive, to the fullest extent permitted by law, any objection they may have to the laying of venue of any such actions in such courts. The Declaration of Trust further requires that the right to jury trial be waived to the fullest extent permitted by law.

Response: Regarding the discussion titled “Derivative and Direct Actions” in the “Other Information” section of the SAI, the Trust has considered the staff’s request and believes that

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placement in the SAI of the disclosure regarding limitations on derivative and direct actions is appropriate. The Trust respectfully submits that it is not aware of any Form N-1A requirement to include such disclosure in the prospectus. Indeed, the Trust believes that the placement of the disclosure in the SAI is consistent with Items 15 and 22 of Form N-1A, which expressly require funds to include, in the SAI, disclosure regarding organizational matters and the rights and privileges of owning shares of a fund, as well as with the General Instructions of Form N-1A, which state, among other things, that the purpose of the SAI is to include information that “some investors may find useful” but which is not “essential information” that should be included in the prospectus. See General Instruction C.2. Furthermore, with respect to the requested federal securities law “carve out,” the following statement currently appears in the “Derivative and Direct Actions” discussion following the above-referenced provisions: “The Declaration of Trust further provides that no provision of the Declaration of Trust is effective to waive rights under the 1940 Act, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.” Accordingly, the Trust respectfully declines to make any disclosure changes in response to this comment.

c.

Comment: Please revise the following sentence as follows: “The Declaration of Trust further provides that no provision of the Declaration of Trust ~~is effective to waive rights~~ applies to claims arising under the 1940 Act, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.”

Response: The provision cited in the Staff’s comment accurately reflects the language as it appears in the Trust’s Declaration of Trust, which provides: “No provision of this Declaration of Trust is effective to waive rights under the 1940 Act, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.” Accordingly, the Trust respectfully submits that the disclosure is accurate and that no changes are required.

* * * * *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

Mark C. Amorosi

cc:	Shane Daly, Esq.

Maureen Kane, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP

APPENDIX A

COMPLETED FEE TABLES AND EXPENSE EXAMPLES

EQ/JPMorgan Growth Stock Portfolio

Shareholder Fees

(fees paid directly from your investment)

Not applicable.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
EQ/JPMorgan Growth Stock Portfolio	Class IA Shares	Class IB Shares	Class K Shares
Management Fee	0.71%	0.71%	0.71%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.00%
Other Expenses	0.12%	0.12%	0.12%
Total Annual Portfolio Operating Expenses	1.08%	1.08%	0.83%
Fee Waiver and/or Expense Reimbursement[1,2]	(0.12)%	(0.12)%	(0.12)%

Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.96%	0.96%	0.71%

[1]

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to waive its and its affiliates’ management, administrative and other fees and, if necessary, make payments to the Portfolio to limit the expenses of the Portfolio through April 30, 2025 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses, acquired fund fees and expenses, and extraordinary expenses not incurred in the ordinary course of the Portfolio’s business) do not exceed an annual rate of average daily net assets of 0.96% for Class IA and Class IB shares and 0.71% for Class K shares of the Portfolio. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2025. The Adviser may be reimbursed the amount of any such waivers or payments in the future provided that the waivers or payments are reimbursed within three years of the waivers or payments being recorded and the Portfolio’s expense ratio, after the reimbursement is taken into account, does not exceed the Portfolio’s expense cap at the time of the waiver or the Portfolio’s expense cap at the time of the reimbursement, whichever is lower.

[2]	Fee Waiver and/or Expense Reimbursement information has been restated to reflect the current Expense Limitation Arrangement.

Example:

	1 Year	3 Years	5 Years	10 Years
Class IA Shares	$98	$332	$584	$1,306
Class IB Shares	$98	$332	$584	$1,306
Class K Shares	$73	$253	$449	$1,014

EQ/Large Cap Growth Managed Volatility Portfolio

Shareholder Fees

(fees paid directly from your investment)

Not applicable.

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
EQ/Large Cap Growth Managed Volatility Portfolio	Class IA Shares	Class IB Shares	Class K Shares
Management Fee	0.45%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.00%
Other Expenses	0.16%	0.16%	0.16%
Acquired Fund Fees and Expenses	0.02%	0.02%	0.02%

Total Annual Portfolio Operating Expenses	0.88%	0.88%	0.63%

Example:

	1 Year	3 Years	5 Years	10 Years
Class IA Shares	$90	$281	$488	$1,084
Class IB Shares	$90	$281	$488	$1,084
Class K Shares	$64	$202	$351	$786